Exhibit 4.1

DESCRIPTION OF SECURITIES OF INCEPTION MINING INC.

The following is a summary of the material terms of the Inception Mining Inc.’s common and preferred stock, which is based upon, and is qualified in its entirety by reference to, applicable law and Inception Mining’s Articles of Incorporation, as amended (the “Inception Mining Articles of Incorporation”). For a complete description of the terms of Inception Mining’s common and preferred stock, refer to the Inception Mining Inc.’s Articles of Incorporation, as amended, which are included as exhibits to this Annual Report on Form 10-K.

Classes of Stock

Inception Mining Inc. has two classes of stock: common stock and preferred stock, with 510,000,000 shares of capital stock authorized consisting of (i) 500,000,000 shares of common stock, $0.00001 par value, and (ii) 10,000,000 shares of preferred stock, $0.00001 par value.

On August 31, 2016, fifty-one shares of preferred stock were designated as Series A with voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (x) the Numerator. They have no rights of conversion.

There are 186,511,276 shares of our common stock were issued, issuable and outstanding as of April 15, 2022, and 51 shares of preferred stock issued and outstanding as of April 15, 2022.